SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2023

Commission File Number

001-40554

Eco Wave Power Global AB (publ)

(Translation of registrant’s name into English)

52 Derech Menachem Begin St.

Tel Aviv – Yafo, Israel 6713701

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

CONTENTS

On November 30, 2023, Eco Wave Power Global AB (publ) (“Eco Wave Power”) issued a press release titled “Eco Wave Power: Q3 sees a significant net loss decrease, with new orders increasing Q4 revenues. Progress in Israel, U.S., and Portugal’s commercial installation,” a copy of which is furnished as Exhibit 99.1 with this Report of Foreign Private Issuer on Form 6-K.

The first eight paragraphs, the section titled “First Nine Months 2023 Financial Overview”, and the section titled “Forward-Looking Statements” in the press release furnished as Exhibit 99.1 hereto are incorporated by reference into the Company’s Registration Statement on Form F-3 (Registration No. 333-275728) filed with the Securities and Exchange Commission to be a part thereof from the date on which this Report of Foreign Private Issuer on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.
99.1	Press release dated November 30, 2023, titled “Eco Wave Power: Q3 sees a significant net loss decrease, with new orders increasing Q4 revenues. Progress in Israel, U.S., and Portugal’s commercial installation.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Eco Wave Power Global AB (publ)

By:	/s/ Inna Braverman
	Name:	Inna Braverman
	Title:	Chief Executive Officer

Date: November 30, 2023

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